SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              Amendment No. 18
                                    to
                               SCHEDULE 13D


                 Under the Securities Exchange Act of 1934


                           Hills Stores Company
                             (Name of Issuer)


                        Common Stock, $.01 par value
                      (Title of Class of Securities)



                                431692102
                               (CUSIP Number)



                           David P. Levin, Esq.
             Kramer, Levin, Naftalis, Nessen, Kamin & Frankel
                             919 Third Avenue
                         New York, New York  10022
                              (212) 715-9100
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)


                                June 14, 1995
                   (Date of Event which Requires Filing
                            of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box:  /_/


Check the following box if a fee is being paid with this statement: /_/

                            Page 1 of 37 pages

PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 2 of 37 Pages


     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN & CO., L.P.                       13-3321472

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

                WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF         8)   SHARED VOTING POWER
     SHARES          889,315 (See Item 5)
     BENEFICIALLY
     OWNED BY   9)   SOLE DISPOSITIVE POWER
     EACH            Not Applicable
     REPORTING
     PERSON     10)  SHARED DISPOSITIVE POWER
     WITH            889,315 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         889,315 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                            /_/


13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN
PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 3 of 37 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN FOCUS FUND L.P.   13-3746015


2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)   SEC USE ONLY


4)       SOURCE OF FUNDS

                WC

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                     Not Applicable
     NUMBER
     OF            8) SHARED VOTING POWER
     SHARES           110,495 (See Item 5)
     BENEFICIALLY
     OWNED BY      9) SOLE DISPOSITIVE POWER
     EACH             Not Applicable
     REPORTING
     PERSON       10) SHARED DISPOSITIVE POWER
     WITH             110,495 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     110,495 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.2% (See Item 5)

14)  TYPE OF REPORTING PERSON
            PN
PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 4 of 12 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            DICKSTEIN INTERNATIONAL LIMITED

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                            (a) /_/
                                            (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

            WC,OO

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                             /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

         BRITISH VIRGIN ISLANDS

7)   SOLE VOTING POWER
                 Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             363,649 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               363,649 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     363,649 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                 /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     3.8% (See Item 5)

14)  TYPE OF REPORTING PERSON
           CO

PAGE
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                               SCHEDULE 13D
CUSIP No.  431692102                           Page 5 of 37 Pages

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS, L.P.    13-3544838

2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                           (a) /_/
                                           (b) SEE ITEM 5

3)  SEC USE ONLY


4)  SOURCE OF FUNDS

           AF

5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
                                            /_/

6)  CITIZENSHIP OR PLACE OF ORGANIZATION

             DELAWARE

7)  SOLE VOTING POWER
                      Not Applicable
    NUMBER
    OF            8)  SHARED VOTING POWER
    SHARES            999,810 (See Item 5)
    BENEFICIALLY
    OWNED BY      9)  SOLE DISPOSITIVE POWER
    EACH              Not Applicable
    REPORTING
    PERSON       10)  SHARED DISPOSITIVE POWER
    WITH              999,810 (See Item 5)

11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    999,810 (See Item 5)

12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                            /_/

13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    10.5% (See Item 5)

14) TYPE OF REPORTING PERSON
           PN

PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 6 of 37 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          DICKSTEIN PARTNERS INC.     13-3537972

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                          (a) /_/
                                          (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

           AF

5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

            DELAWARE

7)   SOLE VOTING POWER
                        Not Applicable
     NUMBER
     OF             8) SHARED VOTING POWER
     SHARES            1,363,459 (See Item 5)
     BENEFICIALLY
     OWNED BY       9) SOLE DISPOSITIVE POWER
     EACH              Not Applicable
     REPORTING
     PERSON        10) SHARED DISPOSITIVE POWER
     WITH              1,363,459 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,363,459 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                              /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
            CO

PAGE
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                               SCHEDULE 13D

CUSIP No.  431692102                           Page 7 of 37 Pages

1)   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           MARK DICKSTEIN

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) /_/
                                                (b) SEE ITEM 5

3)   SEC USE ONLY


4)   SOURCE OF FUNDS

          AF


5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
                                                 /_/

6)   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

7)   SOLE VOTING POWER
                          Not Applicable
     NUMBER
     OF             8)  SHARED VOTING POWER
     SHARES             1,363,459 (See Item 5)
     BENEFICIALLY
     OWNED BY       9)  SOLE DISPOSITIVE POWER
     EACH               Not Applicable
     REPORTING
     PERSON        10)  SHARED DISPOSITIVE POWER
     WITH               1,363,459 (See Item 5)

11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,363,459 (See Item 5)

12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                             /_/

13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     14.3% (See Item 5)

14)  TYPE OF REPORTING PERSON
            IN
PAGE
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                      Amendment No. 18 to Schedule 13D

          This Statement amends the Schedule 13D, dated May 6, 1994, as amended on July 22, 1994, July 28, 1994, August 11, 1994, August 17, 1994, August 30, 1994, September 21, 1994,
September 26, 1994, February 23, 1995, March 7, 1995, April 27, 1995, May 4, 1995, May 5, 1995, May 12, 1995, May 17, 1995, May
24, 1995, June 6, 1995 and June 13, 1995 (the "Schedule 13D"),
filed by Dickstein & Co., L.P., Dickstein International Limited, Dickstein Focus Fund L.P., Dickstein Partners, L.P., Dickstein Partners Inc. and Mark Dickstein with respect to the Common Stock, $.01 par value (the "Common Stock"), of Hills Stores Company, a Delaware corporation (the "Company"). Notwithstanding this Amendment No. 18, the Schedule 13D speaks as of its date. Capitalized terms used without definition have the meanings ascribed to them in the Schedule 13D.

I. Item 3 of the Schedule 13D, Source and Amount of Funds and other Consideration is hereby amended by adding the following paragraph:

    "Since June 13, 1995 (the date the Reporting Persons filed Amendment No. 17 to the Schedule 13D), the Reporting Persons in the aggregate have acquired an additional 100,000 shares of Common Stock in the open market. Dickstein & Co. acquired 65,000 of such shares at a total cost of $1,572,050.00; Dickstein International acquired 27,500 of such shares at a total cost of $665,112.50; and Dickstein Focus acquired 7,500 of such shares at a total cost of $181,412.50. Such amounts were funded out of each entity's working capital, which may include margin loans made by brokerage firms in the ordinary course of business."

II. Item 4 of the Schedule 13D, "Purpose of the Transaction," is amended by adding the following:

     "On June 14, 1995, Dickstein Inc. issued a press release, among other things, announcing that it had entered into agreements with Indosuez Capital, Canyon Partners (Canpartners Investments III, L.P.) and Golub Associates, regarding the investment of $20 million of equity capital in the proposed acquisition of Hills Stores Company. A copy of the press release is attached hereto as Exhibit 18. The agreements with each of Indosuez Capital, Canyon Partners and Golub Associates are attached hereto as Exhibits 19, 20 and 21, respectively."

III. Items 5(a) and 5(c) of the Schedule 13D, "Interest in
     Securities of the Issuer," are amended and restated in their entirety by the following:

     "(a) The Reporting Persons beneficially own an aggregate of 1,363,459 shares of Common Stock representing approximately
14.3% of the shares of Common Stock outstanding.  Dickstein
                                -8-
PAGE

& Co. owns 889,315 of such shares, representing approximately 9.3% of the shares of Common Stock outstanding. Dickstein Focus owns 110,495 of such shares, representing approximately 1.2% of the shares of Common Stock outstanding. Dickstein International owns 363,649 of such shares, representing approximately 3.8% of the shares of Common Stock outstanding. The foregoing percentages are based upon 9,538,986 shares of Common Stock outstanding as of May 27, 1995 as reported in the Company's Quarterly Report on Form 10-Q for the quarter ended April 29, 1995. Upon the resolution of all pre-petition claims pursuant to the Company's Plan of Reorganization (see Item 3), the Reporting Persons will be entitled to receive additional shares of Common Stock and Preferred Stock pursuant to such Plan of Reorganization.

     Mark Brodsky, a Vice President of Dickstein Inc., owns 679 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock. Mark Kaufman, a Vice President of Dickstein Inc., owns 2,000 shares of Common
Stock, constituting less than 1% of the outstanding shares of Common Stock. Each of Mr. Brodsky and Mr. Kaufman possesses sole voting and dispositive power with respect to the shares of Common Stock beneficially owned by him.

          (c) Except as set forth on Schedule II hereto or as reported in previous amendments to the Schedule 13D, none of the persons identified in Item 2 has effected any transactions in the Common Stock during the past 60 days."

IV.  Item 7 of the Schedule 13D, "Material to be Filed as
     Exhibits," is amended by adding the following Exhibits:

     "Exhibit 18         Press release dated June 14, 1995

      Exhibit 19         Agreement between Dickstein Partners
                         Inc. and Indosuez Capital, dated June
                         14, 1995

      Exhibit 20         Agreement between Dickstein Partners
                         and Canpartners Investments III, L.P.,
                         dated June 14, 1995

      Exhibit 21         Agreement between Dickstein Partners
                         Inc. and Golub Associates Incorporated,
                         dated June 14, 1995."

                                 SIGNATURE

           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  June 15, 1995

                             DICKSTEIN & CO., L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein & Co., L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN INTERNATIONAL LIMITED

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             agent of Dickstein International
                             Limited

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN FOCUS FUND L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P., the general partner
                             of Dickstein Focus Fund L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

                             DICKSTEIN PARTNERS, L.P.

                             By:  Alan Cooper, as Vice President
                             of Dickstein Partners Inc., the
                             general partner of Dickstein
                             Partners, L.P.

                             /s/ Alan Cooper
                             Name:  Alan Cooper

PAGE

                             DICKSTEIN PARTNERS INC.

                             By:  Alan Cooper, as Vice President


                             /s/ Alan Cooper
                             Name:  Alan Cooper


                             /s/ Mark Dickstein
                             Name:   Mark Dickstein



                                -11-
PAGE

                                             Schedule II

                      TRANSACTIONS IN COMMON
                             STOCK OF
                       HILLS STORES COMPANY


Shares Purchased by Dickstein & Co., L.P.



           Number of
             Shares       Price Per                     Total
Date       Purchased        share      Commission       Cost

6/14/95       65,000        24.125       3,925.00    1,572,050.00


Shares Purchased by Dickstein International Limited


           Number of
             Shares       Price Per                     Total
Date       Purchased        share      Commission       Cost

6/14/95       27,500        24.125       1,675.00      665,112.50



Shares Purchased by Dickstein Focus Fund, L.P.


           Number of
             Shares       Price Per                     Total
Date       Purchased        share      Commission       Cost

6/14/95       7,500        24.125         475.00      181,412.50





                                 -12-

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